Filed by Victory Capital Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Janus Henderson Group plc

(Commission File No. 001-38103)

On March 5, 2026, Victory Capital Holdings, Inc. (“Victory”) posted the following communication on its LinkedIn page.

On March 4, 2026, David C. Brown, Chairman and CEO of Victory, joined “Bloomberg Deals” with Dani Burger. A transcript of the interview can be found below.

Dani Burger: Welcome everybody to the special edition of Bloomberg Deals. Here at Bloomberg Invest let's stay with financials. Another deal in a fight that is now brewing, Janus Henderson's business, the fight over that, it is intensifying. Victory Capital Chairman and CEO Dave Brown saying all options are on the table as it faces off against Trian and General Catalyst in a bid to buy Janus Henderson. I'm so pleased to say that Dave joins us now. Thank you for joining the program and look you noted that you've been going after Janus Henderson since November, even though in December it already agreed to be bought by Trian and General Catalyst. Why go after this target that is already promised to someone else?

Dave Brown: Well thank you for having me, first of all. You know we have a super proposal, we have a proposal that pays the Janus shareholders majority of the consideration in cash and then we have an opportunity to offer the Janus shareholders 38% percent in the combined company, which is really a best of both worlds offer. Where there is a lot of value that's going to be created and we have a superior proposal and our goal today and has been is to have the special committee meaningfully engage with us. And as you said you know we put a proposal in November, two in December and we had had no meaningful engagement by the special committee.

Dani Burger: Why do you think that is, Dave?

Dave Brown: As you know, I can't speculate. What I know is, our offer offers a lot of value for the Janus shareholders, it allows the allows them to participate in the value creation going forward. It is a strategic offer and it's creating a highly competitive company that can compete against the largest asset managers in the world, and the offer they have on the table with Trian is simply a financial transaction.

Dani Burger: If I can jump in, because you said you want to get to one trillion dollars under management. Why go after Janus specifically? To a company whose committee is not engaging with you, what is it that's so special about Janus that this is the target for you?

Dave Brown: First, I hope the special committee does the right thing and engages with us given our latest proposal. Janus is a wonderful company, we know them well, they operate in the same markets we do, they sell to the same clients we do, they trade in the same markets we do. And this is a company that's very complex very complementary to our company and the opportunity to create a company where Janus Henderson and Victory come together would be one of the most compelling asset managers in the world and be able to compete at the most competitive points of sale.

Dani Burger: Very rarely do you get a hostile, unsolicited, whatever you may call it, takeover an asset management and that's because you have to eventually merge the two companies. And keeping talent is really, really important. If you are successful here – and let's say it ends up being a hostile process—how do you reconcile that, how do you make sure that you don't upset those in a company that you're trying to bring under your own very fold?

Dave Brown: First, this is not hostile. All we've done is submitted super proposal and urging the special committee to engage with us to have discussions. You know we've not heard from the Janus employees, we've only heard from the special committee by not engaging with us. We have a long track record, we've done eight acquisitions over the last twelve years, we've created meaningful value for shareholders, we have high client retention, we have we have a lot of things that we do that make our operating platform a really good place for employees or clients.

Dani Burger: Well, Dave, you say that this isn’t hostile, if I can just jump in, because you also said that all options are on the table. Doesn't that mean that this could turn into it?

Dave Brown: We're focused on engaging this special committee. I think, we’re hoping that they engage us, we're hoping they engage us in meaningful discussions and from there we'll figure out what we're going to do. But today this is a superior proposal and we're waiting for them to come back to us and I don't want to get ahead of the process.

Dani Burger: Sure, I wonder though there's just must be some degree where maybe you need to negotiate with Trian capital? They own twenty percent, the deal presumably has to go through them… is there a world in which you partner up with the firm?

Dave Brown: Well again, I don't want to get ahead of the process. We've submitted a superior proposal and we're hoping that the special committee comes back to us. There is a path to get the vote that we need to without Trian’s vote, it's a clearly superior proposal and we think the Janus Henderson shareholders will overwhelmingly support it.

Dani Burger: All right, thank you so much for joining us we really appreciate your time this morning and looking forward to staying up to date with you as this unfolds. That’s Dave Brown Chairman and CEO of Victory.

On March 4, 2026, Victory posted the following communication on its LinkedIn page. The transcript for the underlying interview that the post references was previously filed as soliciting material on March 4, 2026.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable U.S. federal and non-U.S. securities laws. These statements may include, without limitation, any statements preceded by, followed by or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “assume,” “budget,” “continue,” “estimate,” “future,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof and include, but are not limited to, statements regarding the outlook for Victory Capital Holdings, Inc.’s (“Victory Capital”) future business and financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Victory Capital’s control and could cause Victory Capital’s actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. All statements, other than historical facts, including statements regarding the ultimate outcome of discussions between Victory Capital and Janus Henderson Group plc (“Janus Henderson”), including the possibilities that Victory Capital will not pursue a transaction with Janus Henderson or that Janus Henderson will reject a transaction with Victory Capital; the ability of the parties to complete a transaction when expected or at all; the risk that the conditions to the closing of any proposed transaction, including receipt of required regulatory approvals, client consents and approval of Victory Capital’s or Janus Henderson’s stockholders, are not satisfied in a timely manner or at all; potential litigation related to any proposed transaction;  the risk that disruption from the proposed transaction adversely affects the respective businesses and operations of Victory Capital and Janus Henderson; the expected benefits of any proposed transaction, such as expected revenue, EBITDA, EBITDA margin, and/or synergies, efficiencies or cost savings; growth potential of Victory Capital, Janus Henderson or a potentially combined company; diversified product offerings and expanded distribution; market profile and financial strength, including near term and long-term value for shareholders, and opportunities for long-term growth and value creation; potential adverse reactions or changes to client and other business relationships resulting from the announcement, pendency or completion of the transaction; the ability to retain key employees; the competitive ability and position of Victory Capital, Janus Henderson or a potentially combined company; the ability to effectively and efficiently integrate the companies; future plans and investments; and any assumptions underlying any of the foregoing, are forward-looking statements. Factors that may affect the future results of Victory Capital are set forth in Victory Capital’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including Victory Capital’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Victory Capital’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are not exclusive and further information concerning Victory Capital and its business, including factors that potentially could materially affect Victory Capital’s business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Victory Capital files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Victory Capital assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which Victory Capital has made to the Special Committee of Janus Henderson’s Board of Directors for an acquisition of Janus Henderson. In furtherance of this proposal and subject to future developments, Victory Capital (and, if a negotiated transaction is agreed, Janus Henderson) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Victory Capital and/or Janus Henderson may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF VICTORY CAPITAL AND JANUS HENDERSON ARE URGED TO READ ANY PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VICTORY CAPITAL, JANUS HENDERSON AND THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Victory Capital and/or Janus Henderson, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Victory Capital free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Victory Capital (if and when available) will also be made available free of charge by accessing Victory Capital’s website at www.vcm.com.

Certain Information Regarding Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Victory Capital and its directors and certain of its executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect any proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Victory Capital’s definitive proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 and certain of its Current Reports on Form 8-K. Additional information regarding the interests of such individuals in the proposed transaction will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov and Victory Capital’s website at www.vcm.com.